SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
Public Held Company
CNPJ - 02.558.129/0001-45
NIRE 333.002681.9-7

NOTICE TO SHAREHOLDERS

We hereby notify all shareholders that the Company's Board has approved, ad referendum of the Annual Shareholders' Meeting, the interest credit on the shareholders' equity, pursuant to article 9 of Law No. 9,249/95 and Securities Commission Deliberation No. 207/96, in the amount of R$ 23,000,000.00 (R$ 0.048424 per lot of one thousand common shares and 0.053267 per lot of thousand preferred shares), with 15% income tax withheld at the source, therefore resulting in a total net interest of R$ 19,550,000.00 (R$ 0.041161 per lot of one thousand common shares and 0.045277 per lot of one thousand preferred shares, except for the shareholders with proof of immunity or exemption).

The corresponding credit shall be made in the Company's accounting books on December 31, 2004, individually to each shareholder, based on the shareholders position dated December 31, 2004, i.e., the shares must be traded without interest as of January 3, 2005. Shareholders shall be notified of the payment date by Notice to Shareholders.

The amount of interest on shareholders' equity, net of income tax withheld at the taxable source, shall be added to the amount of the common and preferred share obligatory and statutory dividends with reference to the 2004 financial year, for all effects contemplated in corporate legislation.

Any shareholders that are immune or exempt from paying income tax, according to legislation in effect, must provide documented proof of this status, including, in the case of exemption by injunction, the certificate of the entire contents of the case documents of the legal case in which the injunction was granted, issued within 15 days of the date the proof is provided, and said proof must be presented by January 7, 2005, together with the Management of Book-Entry Shares from Banco Real S.A., the institution that is trustee of the book-entry shares, located at Avenida Paulista, 1374, Térreo, Cerqueira César, São Paulo - SP.

Rio de Janeiro, December 22, 2004.

Paulo César Pereira Teixeira
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2004

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.